Exhibit T3A.19
CERTIFICATE OF FORMATION
OF
CIT GROUP (NJ) LLC
     1. The name of the limited liability company is CIT Group (NJ) LLC.
     2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     3. The limited liability company is to have perpetual existence.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of CIT Group (NJ) LLC this 6th day of February, 2004.

By:	/s/ Eric S. Mandelbaum
Eric S. Mandelbaum, an Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:36 AM 02/06/2004
FILED 08:27 AM 02/06/2004
SRV 040082509 — 3761731 FILE